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                              September 21, 2021

       Jason Aiken
       Chief Financial Officer
       General Dynamics Corporation
       11011 Sunset Hills Road
       Reston, Virginia 20190

                                                        Re: General Dynamics
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 9,
2021
                                                            File No. 001-03671

       Dear Mr. Aiken:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. There have been significant developments in federal and state legislation and regulation and international
accords regarding climate change. We note that you have not discussed the impact of pending
or existing climate change-related legislation, regulations, and international accords
in your SEC filing. Please revise your disclosure to identify material existing climate
change-related legislation, regulations, and international accords and any material effect on your
business, financial condition, and results of operations.

   2. We note that you refer to several climate-related projects in your CSR report. Please revise your disclosure
to identify any material past and/or future capital expenditures for climate-related
projects. If material, please quantify these expenditures.

   3. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
 Jason Aiken
General Dynamics Corporation
September 21, 2021
Page 2
                increased demand for goods that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
4. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             any weather-related impacts on the cost or availability of insurance.
5. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes
6. Disclose any material litigation risks related to climate change and the potential impact to the company.
7. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.



FirstName LastNameJason Aiken                                  Sincerely,
Comapany NameGeneral Dynamics Corporation
                                                               Division of
Corporation Finance
September 21, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName